Item 8 — Consolidated Financial Statements

Encore Capital Group, Inc.
Consolidated Financial Statements
Years ended December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Encore Capital Group, Inc.

We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Capital Group, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ BDO Seidman, LLP

Costa Mesa, California
February 4, 2005

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Financial Condition
(In Thousands, Except Par Value Amounts)

	December 31,	December 31,
	2004	2003

Assets
Cash and cash equivalents	$49,731	$38,612
Restricted cash	3,432	842
Investment in receivable portfolios, net	137,963	89,136
Investment in retained interest	-	1,231
Property and equipment, net	3,360	2,786
Deferred tax asset, net	361	1,358
Other assets	6,295	4,320

Total assets	$201,142	$138,285

Liabilities and stockholders' equity
Liabilities
Accounts payable and accrued liabilities	$17,418	$11,644
Accrued profit sharing arrangement	20,881	12,749
Income tax payable	-	883
Notes payable and other borrowings	66,567	41,178
Capital lease obligations	261	460

Total liabilities	105,127	66,914

Commitments and contingencies
Stockholders' equity
Convertible preferred stock, $.01 par value, 5,000 shares
authorized, and no shares issued and outstanding	-	-
Common stock, $.01 par value, 50,000 shares authorized,
and 22,166 shares and 22,003 shares issued and outstanding
as of December 31, 2004 and 2003, respectively	222	220
Additional paid-in capital	66,788	65,387
Accumulated earnings	28,834	5,658
Accumulated other comprehensive income	171	106

Total stockholders' equity	96,015	71,371

Total liabilities and stockholders' equity	$201,142	$138,285

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Operations
(In Thousands, Except Per Share Amounts)

	Years ended December 31,

	2004	2003	2002

Revenues
Revenue from receivable portfolios	$175,296	$115,575	$80,961
Revenue from retained interest	2,487	307	5,707
Servicing fees and other related revenue	692	1,620	3,712

Total revenues	178,475	117,502	90,380

Operating expenses
Salaries and employee benefits	47,193	39,286	35,137
Other operating expenses	13,645	11,335	7,934
Cost of legal collections	28,202	15,827	11,028
Collection agency commissions	4,786	-	-
General and administrative expenses	9,212	6,509	6,314
Provision for portfolio losses	-	-	1,049
Depreciation and amortization	1,951	2,023	2,453

Total operating expenses	104,989	74,980	63,915

Income before other income (expense)
and income taxes	73,486	42,522	26,465
Other income (expense)
Interest expense	(35,330)	(20,479)	(18,592)
Other income	690	7,380	213

Total other expense	(34,640)	(13,099)	(18,379)

Income before income taxes	38,846	29,423	8,086
(Provision for) benefit from income taxes	(15,670)	(11,003)	5,703

Net income	23,176	18,420	13,789
Preferred stock dividends	-	(374)	(440)

Net income available to common stockholders	$23,176	$18,046	$13,349

Weighted average shares outstanding	22,072	10,965	7,339
Incremental shares from assumed conversion
of warrants, options, and preferred stock	1,409	9,908	9,120

Adjusted weighted average shares outstanding	23,481	20,873	16,459

Earnings per share - Basic	$1.05	$1.65	$1.82

Earnings per share - Diluted	$0.99	$0.88	$0.84

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Stockholders' Equity  and Comprehensive Income
(In Thousands)

							Accumulated
					Additional	Accumulated	Other
	Common Stock		Preferred Stock		Paid-In	Earnings	Comprehensive

	Shares	Par	Shares	Cost	Capital	(Deficit)	Income	Total

Balance at December 31, 2001	7,161	$72	-	$-	$22,111	$(25,737)	$1,196	$(2,358)
Net income	-	-	-	-	-	13,789	-	13,789
Other comprehensive income:
unrealized gain on non-qualified
deferred compensation plan assets	-	-	-	-	-	-	39	39
Other comprehensive loss: decrease in
unrealized gain on investment
retained interest, net of tax	-	-	-	-	-	-	(868)	(868)

Comprehensive income	-	-	-	-	-	-	-	12,960
Net proceeds from issuance of Preferred Stock	-	-	1,000	10	4,578	-	-	4,588
Preferred dividends	-	-	-	-	-	(440)	-	(440)
Forgiveness of debt, net	-	-	-	-	4,665	-	-	4,665
Issuance of common stock warrants	-	-	-	-	125	-	-	125
Exercise of common stock warrants	250	2	-	-	-	-	-	2

Balance at December 31, 2002	7,411	74	1,000	10	31,479	(12,388)	367	19,542
Net income	-	-	-	-	-	18,420	-	18,420
Other comprehensive income:
unrealized gain on non-qualified
deferred compensation plan assets	-	-	-	-	-	-	46	46
Other comprehensive loss: decrease in
unrealized gain on investment
retained interest, net of tax	-	-	-	-	-	-	(307)	(307)

Comprehensive income	-	-	-	-	-	-	-	18,159
Preferred dividends	-	-	-	-	-	(374)	-	(374)
Preferred stock converted to common stock	10,000	100	(1,000)	(10)	(90)	-	-	-
Net proceeds from issuance of common stock	3,000	30	-	-	30,101	-	-	30,131
Exercise of common stock warrants	957	10	-	-	615	-	-	625
Exercise of stock options	635	6	-	-	608	-	-	614
Excess tax benefits related to stock options	-	-	-	-	2,546	-	-	2,546
Amortization of stock options
issued at below market	-	-	-	-	128	-	-	128

Balance at December 31, 2003	22,003	220	-	-	65,387	5,658	106	71,371
Net income	-	-	-	-	-	23,176	-	23,176
Other comprehensive income:
unrealized gain on non-qualified
deferred compensation plan assets	-	-	-	-	-	-	86	86
Other comprehensive loss: decrease in
unrealized gain on investment
retained interest, net of tax	-	-	-	-	-	-	(21)	(21)

Comprehensive income	-	-	-	-	-	-	-	23,241
Exercise of stock options	163	2	-	-	167	-	-	169
Excess tax benefits related to stock options	-	-	-	-	1,125	-	-	1,125
Amortization of stock options
issued at below market	-	-	-	-	109	-	-	109

Balance at December 31, 2004	22,166	$222	-	$-	$66,788	$28,834	$171	$96,015

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Cash Flows
(In Thousands)

	Years ended December 31,

	2004	2003	2002

Operating activities
Gross collections from investment in receivable portfolios	$ 228,657	$178,950	$ 124,388
Gross collections from investment in retained interest	3,682	6,819	13,929
Gross collections for third parties	2,337	4,750	10,491

Total gross collections	234,676	190,519	148,808

Proceeds from litigation settlement	-	11,100	-
Less:
Amounts collected on behalf of third parties	(2,337)	(4,750)	(10,491)
Amounts applied to principal on receivable portfolios	(53,362)	(63,374)	(43,423)
Amounts applied to principal of securitization 98-1	(1,195)	(6,512)	(7,808)
Litigation settlement proceeds applied to principal of receivable
portfolios	-	(692)	-
Legal and other costs related to litigation settlement	-	(3,198)	-
Servicing fees	692	1,620	3,712
Operating Expenses
Salaries and employee benefits	(44,526)	(38,431)	(32,909)
Other operating expenses	(12,083)	(11,044)	(7,803)
Cost of legal collections	(28,202)	(15,827)	(11,028)
Collection agency commissions	(4,786)	-	-
General and administrative	(8,873)	(6,303)	(6,707)
Interest payments	(2,892)	(5,222)	(4,146)
Contingent interest payments	(24,128)	(14,455)	(4,246)
Other income	690	295	211
Decrease (Increase) in restricted cash	(2,590)	2,263	(52)
Income taxes	(14,672)	(2,018)	572

Net cash provided by operating activities	36,412	33,971	24,690

Investing activities
Purchases of receivable portfolios	(103,374)	(89,834)	(62,525)
Collections applied to principal of receivable portfolios	53,362	63,374	43,423
Litigation settlement proceeds applied to principal of receivable
portfolios	-	692	-
Collections applied to principal of securitization 98-1	1,195	6,512	7,808
Proceeds from put-backs of receivable portfolios	1,185	799	882
Proceeds from the sale of property and equipment	-	-	3
Purchases of property and equipment	(2,525)	(1,015)	(749)

Net cash used in investing activities	(50,157)	(19,472)	(11,158)

Financing activities
Proceeds from notes payable and other borrowings	78,676	78,226	62,183
Repayment of notes payable and other borrowings	(53,288)	(85,478)	(79,669)
Capitalized loan costs relating to financing arrangement	(494)	(245)	(154)
Proceeds from sale of common stock, net	-	30,131	-
Proceeds from exercise of common stock options	169	614	-
Proceeds from exercise of common stock warrants	-	625	2
Proceeds from sale of preferred stock	-	-	4,588
Payments of preferred dividends	-	(374)	(250)
Repayment of capital lease obligations	(199)	(138)	(892)

Net cash provided by (used in) financing activities	24,864	23,361	(14,192)

Net increase (decrease) in cash	11,119	37,860	(660)
Cash and cash equivalents, beginning of year	38,612	752	1,412

Cash and cash equivalents, end of year	$ 49,731	$38,612	$ 752

See accompanying notes to consolidated financial statements.

ENCORE CAPITAL GROUP, INC.
Consolidated Statements of Cash Flows (continued)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
(In Thousands)

	Years ended December 31,

	2004	2003	2002

Net income	$23,176	$18,420	$13,789
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,951	2,023	2,452
Amortization of loan costs	76	603	661
Amortization of debt discount	-	742	112
Amortization of stock based compensation	109	128	-
Deferred income tax expense (benefit)	815	5,456	(6,234)
Excess tax benefits from stock options	1,125	2,722	-
Increase in income on retained interest	-	-	414
Provision for portfolio losses	-	-	1,049
Changes in operating assets and liabilities
(Increase) decrease in restricted cash	(2,590)	2,263	(52)
Increase in other assets	(2,254)	(1,339)	(783)
Increase in accrued profit sharing arrangement	8,132	1,569	8,802
Increase in accounts payable and accrued liabilities	5,872	1,384	4,480

Net cash provided by operating activities	$36,412	$33,971	$24,690

Supplemental schedules of non-cash investing activities:

Property and equipment acquired under capital leases	$-	$253	$-

Supplemental schedules of non-cash financing activities:

Issuance of common stock warrants
in connection with debt agreements	$-	$-	$125

Recordation of equity in connection with debt forgiveness	$-	$-	$4,665

See accompanying notes to consolidated financial statements.

Note 1: Ownership and Description of Business

Encore Capital Group, Inc. together with its subsidiaries (“Encore”) is a systems-driven purchaser and manager of charged-off consumer receivables portfolios. Encore acquires these portfolios at deep discounts from their face values using its proprietary valuation process that is based on the consumer attributes of the underlying accounts. Based upon Encore’s ongoing analysis of these accounts, it employs a dynamic mix of collection strategies to maximize its return on investment. The receivable portfolios Encore purchases consist primarily of unsecured, charged-off domestic consumer credit receivables purchased from national financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivable portfolios are financed by operations and by borrowings from third parties (see Note 4).

Encore is a Delaware holding company whose principal assets are its investments in various wholly owned subsidiaries (collectively the “Company”). Encore also has a wholly owned subsidiary, Midland Receivables 98-1 Corporation, which is not consolidated, but was recorded as an investment in retained interest on the accompanying audited consolidated statements of financial condition. During the second quarter of 2004, the investment in retained interest was fully recovered.

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market, and short term commercial debt and auction rate preferred stock and debt securities, which are afforded the highest ratings by nationally recognized rating firms. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Restricted Cash
Restricted cash primarily represents unidentified Company collections as well as collections held on behalf of lenders.

Investment in Receivable Portfolios
The Company accounts for its investment in receivables portfolios on the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivables portfolios, for collections applied to principal of receivables portfolios and for provision for loss or impairment. Revenue from receivables portfolios is accrued based on the effective interest rate determined for each pool applied to each pool’s adjusted cost basis. Each pool’s cost basis is increased for revenue earned and decreased for collections and impairments. The effective interest rate is the internal rate of return determined based on the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

The Company monitors and evaluates actual and projected cash flows for each receivable portfolio on a quarterly basis. Through September 30, 2003, the Company had not increased the total estimated cash flows for any receivable portfolio. As a result, for those portfolios whose actual cumulative collections exceeded the forecast, such excess amounts were subtracted from the future estimated collections in order to maintain the original forecast. However, effective October 1, 2003, the Company implemented new collection forecasts utilizing a newly developed forecasting model, the Unified Collection Score (“UCS”) that considers known data about the Company’s customers’ accounts, its collection experience, and changes in external customer factors, in addition to all data known when it acquired the accounts. The effect of the Company’s change in estimated projected collections resulting from the implementation of the UCS model is discussed in the “use of estimates” discussion included below.

At the conclusion of the Company’s quarterly evaluation, if the revised forecasted cash flows are in excess of the forecasted cash flows prior to evaluation, the effective interest rate is increased prospectively. If the revised forecasted cash flows are less than the forecasted cash flows prior to evaluation, the effective interest rate is reduced prospectively. If the revised forecasted cash flows are less than the remaining carrying value, the receivable portfolio is impaired and all of the remaining collections are subsequently applied against book value. An impairment charge is taken for the difference between the carrying value and the remaining revised forecasted cash flow amount. Additionally, if the amount and timing of future cash collections are not reasonably estimable, the Company accounts for these portfolios on the cost recovery method (“Cost Recovery Portfolios”). No revenue is accreted on Cost Recovery Portfolios; all collections are first applied completely to recover the remaining cost basis of the portfolio and thereafter, if any, are recognized as revenue.

Collections realized after the net book value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Revenue”).

Retained Interest in Securitized Receivables
In connection with a securitization transaction in 2000, the Company recorded an Investment in Retained Interest in securitized receivables (the “Retained Interest”). The Investment in Retained Interest was originally recorded at fair value, with the difference between fair value and cost basis recorded as unrealized gain and included in accumulated other comprehensive income as a component of stockholders’ equity. The Company accounted for its Investment in Retained Interest in the same manner as it accounts for its investment in receivable portfolios (see Note 2). In the second quarter of 2004, the Company’s Investment in Retained Interest was fully recovered and all collections from that point forward have been recorded entirely as Zero Basis Revenue.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line or an accelerated method over the estimated useful lives of the assets as follows:

Fixed Asset Category	Estimated Useful Life
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 5 years
Vehicles	5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

Long-Lived Assets
The Company reviews the carrying amount of its long-lived assets and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Contingent Interest
Under the terms of the Company’s Secured Financing Facility, once the Company repays the lender for the notes for each purchased portfolio and collects sufficient amounts to recoup its initial cash investment in each purchased portfolio, the Company shares the residual collections (“Contingent Interest”) from the receivables portfolios, net of its servicing fees, with the lender. The Company makes estimates with respect to the timing and amount of collections of future cash flows from these receivables portfolios. Based on these estimates, the Company records a portion of the estimated future profit sharing obligation as Contingent Interest Expense (see Note 4).

Deferred Court Costs
The Company contracts with a nationwide network of attorneys that specialize in collection matters. The Company generally refers charged-off accounts to its contracted attorneys when it believes the related debtor has sufficient assets to repay the indebtedness and has to date been unwilling to pay. In connection with the Company’s agreement with the contracted attorneys, it advances certain out-of-pocket court costs (“Deferred Court Costs”). The Company capitalizes these costs in its consolidated financial statements and provides a reserve for those costs that it believes will be ultimately uncollectible. The Company determines the reserve based on its analysis of court costs that have been advanced, recovered, and anticipate recovering. Deferred Court Costs, net of the valuation reserves, were $1.8 million and $1.3 million as of December 31, 2004 and 2003, respectively.

Income Taxes
The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized (see Note 6).

Stock-Based Compensation
The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS No. 123, “Accounting and Disclosure for Stock-Based Compensation.” The Company has also adopted the pro forma disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure an amendment of FASB Statement No. 123.” In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the exercise price of the stock options. This expense is recognized over the vesting period of the stock options.

As required by SFAS No. 148 and SFAS No. 123, the Company provides pro forma net income and pro forma net income per common share disclosures for stock-based awards made during the periods presented as if the fair-value-based method defined in SFAS No. 123 had been applied.

The fair value for options granted was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31:

	2004	2003	2002
Weighted average fair value of options granted	$15.21	$5.33	$0.39
Risk free interest rate	3.3%	3.0%	2.7%
Dividend yield	0.0%	0.0%	0.0%
Volatility factors of the expected
market price of the Company's common stock	132%	112%	113%
Weighted-average expected life of options	5 Years	5 Years	5 Years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. See Note 5 for additional information on stock options issued.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the years ended December 31 is as follows (in thousands, except per share amounts):

	2004	2003	2002

Net income, as reported	$23,176	$18,420	$13,789
Plus: Stock-based employee
compensation expense included in
reported net income	109	128	-
Less: Total stock-based employee
compensation expense determined
under fair value based method	(2,681)	(1,457)	(97)

Pro forma net income	$20,604	$17,091	$13,692

Earnings per share:
Basic - as reported	$1.05	$1.65	$1.82

Basic - pro forma	$0.93	$1.52	$1.81

Diluted - as reported	$0.99	$0.88	$0.84

Diluted - pro forma	$0.88	$0.82	$0.83

Fair Values of Financial Instruments
The Company’s consolidated financial instruments consist of cash and cash equivalents, investment in portfolio receivables, net, long-term debt, and obligations under capital leases. The fair value of cash and cash equivalents, long-term debt and obligations under capital leases approximates their respective carrying values. The Company considers it not practicable to perform a fair value calculation of the finance receivables due to the excessive costs that would be incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Management has made significant estimates with respect to the timing and amount of collection of future cash flows from receivable portfolios owned, and in prior years, those underlying the Company’s retained interest. Every quarter since the fourth quarter of 2003, the Company has updated its collection forecasts to reflect the estimated impact of its new collection strategies on the forecasted remaining cash flows of its receivable portfolios utilizing its internally developed forecasting model, the Unified Collection Score (“UCS”). The effect of the change in the Company’s estimate of projected collections resulting from the application of the UCS model is discussed below.

On purchases made since mid-2000, the Company’s gross collections, in the aggregate, have exceeded expectations. The Company has developed the statistical support to assist it in determining whether the better than expected performance resulted from: (i) the Company collecting at a more rapid rate than originally forecast; (ii) the Company increasing its penetration of the portfolio and thus increasing the likelihood of collecting more than the original forecast; or (iii) some combination of both faster collections and additional penetration of the portfolio. Effective October 1, 2003, the Company implemented its UCS model to project these remaining cash flows, considering known data about the Company’s customers’ accounts, including, among other things, the Company’s collection experience, and changes in external customer factors, in addition to all data known when it acquired the accounts. The initial implementation of the UCS model during the 4th quarter of 2003 resulted in increasing projected gross collections by 37%, accretion revenue by $1.3 million and the accrual for contingent interest by $1.0 million. The Company routinely evaluates and implements enhancements to its UCS model.

Significant estimates have also been made with respect to the Company’s contingent interest obligation (see Note 4), the realizability of the Company’s net deferred court costs, the realizability of the Company’s net deferred tax assets (see Note 6), and the Company’s potential liabilities with respect to its self insured workers compensation and health benefits plans (see Note 8). Actual results are likely to materially differ from these estimates, making it reasonably possible that a material change in these estimates could occur within one year.

Concentrations of Risk
Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions. Cash balances are generally substantially in excess of the amounts insured by the Federal Deposit Insurance Corporation. At December 31, 2004, the Company had $24.0 million invested in auction rate preferred stock securities and $16.0 million equally invested in auction rate debt securities, all of which are considered cash and cash equivlalents with maturities of less than three months.

Earnings and Loss Per Share
Earnings and Loss per share are calculated pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” For the years ended December 31, 2004, 2003 and 2002, diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the year. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants and conversion of outstanding preferred stock.

Reclassifications
Certain amounts included in the accompanying prior periods’ consolidated financial statements have been reclassified to conform to the current period presentation.

New Accounting Pronouncements
In December 2003, the AICPA issued Statement of Position 03-03 (“SOP 03-03”), “Accounting for Certain Debt Securities Acquired in a Transfer.” SOP 03-03 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. Subsequent increases in cash flows expected to be collected generally would be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected would be recognized as an impairment on the statement of operations and a corresponding valuation allowance would be created against the investment in receivable portfolios on the statement of financial condition. SOP 03-03 is effective in fiscal years beginning after December 15, 2004, and accordingly, the Company expects to adopt the provisions of this SOP in the first quarter of 2005. The Company does not believe that the implementation of SOP 03-03 will have a material affect on the Company’s consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (SFAS No. 123R) “Share-Based Payment,” which is a revision of SFAS 123. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R is effective as of the first interim or annual reporting period that begins after June 15, 2005, and accordingly, the Company expects to adopt the provisions of this pronouncement in the third quarter of 2005. For periods prior to implementation, the Company has retained its accounting for stock based employee compensation under APB No. 25 and has only adopted the pro forma disclosure requirements of SFAS No. 123. The Company expects that the adoption of this statement will reduce the Company’s reported net income and earnings per share. The effect of adopting this statement on the Company’s historical consolidated statements of operations is reflected on a proforma basis in the“Stock-Based Compensation” section above.

Note 2: Investment in Receivable Portfolios, Net

The Company accounts for its investment in receivables portfolios on either the “accrual basis” or “cost recovery method” of accounting in accordance with the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools are established with accounts having similar attributes, based on the specific seller and timing of acquisition. Once a static pool is established, the receivables are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivables portfolios are recorded at cost at the time of acquisition.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivables portfolios, for collections applied to principal of receivables portfolios and for provision for loss or impairment. Revenue from receivables portfolios is accrued based on each pool’s effective interest rate applied to each pool’s adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments. The effective interest rate is the internal rate of return as derived from the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

Collections realized after the net book value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Revenue”). During the year ended December 31, 2004, 2003 and 2002, approximately $43.2 million, $19.7 million, and $4.9 million, respectively, was recognized as revenue pertaining to collections on portfolios for which the related net book value has been fully recovered.

The following tables summarize the changes in the balance of the investment in receivable portfolios during the following periods (in thousands, except percentages):

	For the Year Ended December 31, 2004

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$87,249	$1,887	$-	$89,136
Purchases of receivable portfolios	103,374	-	-	103,374
Transfers of portfolios	724	(724)	-	-
Gross collections	(184,783)	(738)	(43,136)	(228,657)
Basis adjustments	(1,136)	(15)	(35)	(1,186)
Revenue recognized	132,125	-	43,171	175,296

Balance, end of period	$137,553	$410	$-	$137,963

Revenue as a percentage of collections	71.5%	0.0%	100.0%	76.7%

Annualized weighted average effective interest rate on accrual basis portfolios [1]				138.7%

	For the Year Ended December 31, 2003

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$63,253	$915	$-	$64,168
Purchases of receivable portfolios	88,809	1,025	-	89,834
Transfers of portfolios	(1,860)	1,860	-	-
Gross collections	(157,335)	(1,911)	(19,704)	(178,950)
Portion of Litigation
Settlement proceeds
applied to carrying value	(692)	-	-	(692)
Basis adjustments	(777)	(2)	(20)	(799)
Revenue recognized	95,851	-	19,724	115,575

Balance, end of period	$87,249	$1,887	$-	$89,136

Revenue as a percentage of collections	60.9%	0.0%	100.0%	64.6%

Annualized weighted average effective interest rate on accrual basis portfolios[1]				140.5%

	For the Year Ended December 31, 2002

	Accrual Basis	Cost Recovery	Zero Basis
	Portfolios	Portfolios	Portfolios	Total

Balance, beginning of period	$45,671	$1,330	$-	$47,001
Purchases of receivable portfolios	62,525	-	-	62,525
Transfers of portfolios	(1,490)	1,490	-	-
Gross collections	(118,614)	(856)	(4,918)	(124,388)
Basis adjustments	(882)	-	-	(882)
Provision for portfolio losses	-	(1,049)	-	(1,049)
Revenue recognized	76,043	-	4,918	80,961

Balance, end of period	$63,253	$915	$-	$64,168

Revenue as a percentage of collections	64.1%	0.0%	100.0%	65.1%

Annualized weighted average effective interest rate on accrual basis portfolios [1]				160.2%

1For accrual basis portfolios, the weighted average annualized effective interest rate is the accrual rate utilized in recognizing revenue on our accrual basis portfolios. This rate represents the monthly internal rate of return, which has been annualized utilizing the simple interest method. The monthly internal rate of return is derived from the timing and amounts of actual cash received and the anticipated future cash flow projections for each pool.

At December 31, 2004, the Company accounted for two portfolios with a remaining carrying value of $0.4 million using the cost recovery method. No provision for impairment losses was recorded during the years ended December 31, 2004 and 2003. For the year ended December 31, 2002, the Company recorded $1.0 million provision related to impairment losses.

The Company has historically purchased charged-off unsecured consumer credit cards and in past years a few portfolios of charged-off unsecured consumer loans. During 2001, the Company resumed purchasing charged-off unsecured consumer loans, in 2002 began purchasing auto loan deficiencies, and in 2004 began purchasing charged-off consumer telecom receivables. The Company purchased $29.1 million, $6.0 million and $1.9 million of these loans during the years ended December 31, 2004, 2003 and 2002, respectively. Gross collections related to all portfolios of charged-off unsecured consumer loans, auto loan deficiencies and telecom receivables amounted to $21.6 million, $6.1 million and $3.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company currently utilizes various business channels for the collection of its receivables. The following table summarizes the collections by collection channel (in thousands):

	Years Ended December 31,

	2004	2003	2002

Collection sites	$122,461	$119,330	$94,997
Legal collections	70,167	39,080	27,620
Sales	22,504	28,071	18,545
Collection agencies	13,636	-	-
Other	5,908	4,038	7,646

Gross collections for the period	$234,676	$190,519	$148,808

Note 3: Property and Equipment

Property and equipment consist of the following as of the dates presented (in thousands):

	December 31,	December 31,
	2004	2003

Furniture, fixtures and equipment	$1,433	$1,316
Computer equipment and software	10,867	9,350
Telephone equipment	1,856	1,811
Leasehold improvements	1,301	495

	15,457	12,972
Accumulated depreciation and amortization	(12,097)	(10,186)

	$3,360	$2,786

Note 4: Notes Payable and Other Borrowings

The Company is obligated under borrowings as follows (in thousands):

	December 31,	December 31,
	2004	2003

Secured Financing Facility	$56,599	$39,928
Revolving Credit Facility	9,829	-
Secured Financing	-	1,031
Secured Note	139	219

	$66,567	$41,178

Secured Financing Facility
On December 31, 2004, the $75.0 million secured financing facility (the “Secured Financing Facility”) expired. The Secured Financing Facility was entered into on December 20, 2000 by MRC Receivables Corporation, a wholly owned bankruptcy-remote, special-purpose entity to finance the purchase of receivable portfolios. The facility generally provided for a 90.0% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 3.0% per annum and is payable weekly. The interest rate reduces by 1.0% on outstanding amounts in excess of $25.0 million. Notes issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender share the residual cash flows from the receivable portfolios, net of servicing fees. The sharing in residual cash flows continues for the entire economic life of the receivable portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility. New advances for portfolio purchases under the Secured Financing Facility are not available beyond the December 31, 2004 expiration date. The Company was required to give the lender the opportunity to fund all of its purchases of charged-off credit card receivables with advances on the Secured Financing Facility through December 31, 2004.

Borrowings under this facility during the fourth quarter of 2004 amounted to $38.8 million, $35.2 million of which were financed under an amendment to the Secured Financing Facility during such quarter. The newly amended agreement provides for a cap, as defined, on the total amount of interest owed to the lender for such borrowings.

The following table summarizes interest expense associated with the Secured Financing Facility for the periods presented (in thousands, except percentages):

	For the Years Ended December 31,

	2004	2003	2002

Stated interest	$2,462	$2,233	$1,731
Amortization of loan fees	-	51	73
Contingent interest	32,261	16,024	13,048

Total interest expense	$34,723	$18,308	$14,852

Average outstanding loan balance for the period	$33,859	$31,417	$22,448

Weighted average effective interest rate	102.6%	58.3%	66.2%

Cash payments made on contingent interest	$24,128	$14,455	$4,246

The Secured Financing Facility had a balance of $56.6 million as of December 31, 2004 and was collateralized by certain charged-off receivable portfolios with an aggregate carrying amount of $111.0 million at that time. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. The Secured Financing Facility lender exercised all of the warrants in December 2003.

Revolving Credit Facility
On June 30, 2004, the Company entered into a $75.0 million, three-year revolving credit facility (the“Revolving Credit Facility”) to be utilized for the purposes of purchasing portfolio receivables and for working capital needs. Interest rates on borrowings under this facility are, at the Company’s option, at the lender’s prime rate or at Eurodollar plus a current margin of 2.50%. The applicable margin is adjusted quarterly based on a pricing grid which takes into account certain financial covenants related to the Company’s consolidated financial condition and results of operations. The Revolving Credit Facility provides for an 85.0% initial advance rate with respect to each qualified receivables portfolio purchased. The balance outstanding under the Revolving Credit Facility must not exceed an amount determined under a “Borrowing Base” formula. The eligible borrowing base of each portfolio financed under this facility is calculated by applying a three percentage point reduction to the 85.0% initial advance rate each month, commencing after the first three complete months of our ownership. The aggregate Borrowing Base is the sum of all of the borrowing bases of all portfolios financed under this facility. The Revolving Credit Facility is secured by a security interest in all assets of the Company, except for those assets in which the Secured Financing Facility lender has a first priority security interest.

This financing arrangement does not require the Company to share residual collections with the lender. Draws on the Revolving Credit Facility for portfolio purchases during the third and fourth quarters of 2004 were limited to non-credit card portfolios, and upon expiration of the Company’s Secured Financing Facility on December 31, 2004, became available to fund all types of portfolio purchases, including credit card receivables. The Revolving Credit Facility provides for a $5.0 million letter of credit sub-facility and requires, under certain circumstances, permanent reductions in the outstanding balance and overall availability of the facility. The Revolving Credit Facility may be repaid without penalty. The Revolving Credit Facility contains substantial restrictive financial covenants, including but not limited to, financial ratios and limitations on acquisitions, dispositions, merger, dissolution, payment of dividends, indebtedness and capital expenditures. The Revolving Credit Facility had a balance of $9.8 million as of December 31, 2004.

Secured Financing
On July 25, 2003, through Midland Funding NCC-1 Corporation, a wholly owned subsidiary, the Company entered into a $1.8 million secured financing arrangement (the “Secured Financing”). This financing was repaid in full on June 30, 2004. The Secured Financing provided for a 75.0% advance rate with respect to four purchased receivables portfolios of charged-off unsecured consumer loans and auto loan deficiencies. Interest accrued at 15.0% and was payable weekly. This note had a maturity date not to exceed October 25, 2005. This financing arrangement did not require the Company to share residual collections with the lender.

Secured Note
On October 1, 2003, the Company entered into a loan for the purchase of certain equipment (“Secured Note”) in the amount of $0.3 million with a term of 36 months. This note is secured by the equipment, carries an interest rate of 7.24%, and had a balance of $0.1 million as of December 31, 2004.

Note 5: Equity

Stock Based Compensation
The 1999 Equity Participation Plan (“1999 Plan”), as amended, permits the grant of stock or options to employees, directors and consultants. Stockholders approved the issuance of 2,600,000 shares under the 1999 Plan. There were an additional 700,000 shares approved by the Company’s stockholders on May 5, 2004. These shares increased the number of common shares available for grant under the 1999 Plan from 2,600,000 to 3,300,000. Options may be granted at prices, which exceed 85.0% of the fair market value on the date of the grant and expire over a term not to exceed ten years. Options generally vest ratably over a three-year period, unless otherwise determined by the Compensation Committee of the Board of Directors.

In April 2004, the Company’s Compensation Committee of the Board of Directors approved issuance of stock options for key personnel to purchase a total of 214,000 shares of the Company’s common stock at an exercise price of $16.17 per share. The exercise price of all these granted stock options was equal to the estimated market value of the underlying common stock at the date of grant and no compensation expense was recognized. The options vest ratably over three years commencing April 2005.

In May 2004, the Company’s Compensation Committee of the Board of Directors approved the issuance of stock options to an officer to purchase 50,000 shares and a director to purchase 10,000 of the Company’s common stock at an exercise price of $16.93 per share. The exercise price of all these granted stock options was equal to the estimated market value of the underlying common stock at the date of grant and no compensation expense was recognized. The options vest ratably over three years, commencing May 2005.

In September 2004, the Company’s Compensation Committee of the Board of Directors approved the issuance of stock options to an officer to purchase 250,000 shares of the Company’s common stock at an exercise price of $18.63 per share. The exercise price of all these granted stock options was equal to the estimated market value of the underlying common stock at the date of grant and no compensation expense was recognized. The options vest ratably over five years, commencing September 2005.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Shares	Option Price Per Share	Weighted- Average Exercise Price

Outstanding at December 31, 2001	1,035,000	$1.00	$1.00
Granted	835,999	0.35 - 0.52	0.48

Cancelled	(50,000)	1.00	1.00

Outstanding at December 31, 2002	1,820,999	0.35-1.00	0.76
Granted	661,000	1.30 - 11.00	6.23

Cancelled	(100,666)	0.35 - 1.30	0.87
Exercised	(634,869)	0.35 - 1.00	0.97

Outstanding at December 31, 2003	1,746,464	0.35 - 11.00	2.75
Granted	524,000	16.17 - 18.63	17.43

Cancelled	(22,165)	0.35 - 16.17	7.87
Exercised	(162,810)	0.35 - 4.50	1.03

Outstanding at December 31, 2004	2,085,489	$0.35 - $18.63	$6.52

The following table summarizes outstanding and exercisable options at December 31, 2004:

	Options Outstanding			Options Exercisable

Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Life	Number Outstanding	Weighted- Average Exercise Price

$0.35 -$0.52	710,828	$0.49	7.63	28,335	$0.35
1.00	282,000	1.00	6.30	244,500	1.00
1.30	209,495	1.30	8.08	39,836	1.30
2.95	37,500	2.95	8.30	4,167	2.95
4.50	6,666	4.50	8.35	1,667	4.50
11.00	325,000	11.00	8.83	216,668	11.00
16.17	204,000	16.17	9.27	–	–
16.93	60,000	16.93	9.34	–	–
18.63	250,000	18.63	9.72	–	–

$0.35 - $18.63	2,085,489	$6.52	8.16	535,173	$5.06

Follow on Public Offering
On October 1, 2003, the Company and certain selling stockholders completed a follow-on public offering of 5.0 million shares of common stock at $11.00 per share, of which 3.0 million shares were offered by the Company and 2.0 million shares were offered by selling stockholders. The proceeds to the Company, net of the underwriters’ commissions and offering expenses of $2.9 million, approximated $30.1 million. In addition, the Company received approximately $0.5 million from the exercise of options and warrants relating to shares offered by certain selling stockholders. The Company did not receive any of the proceeds from the 2.0 million shares offered by the selling stockholders.

On October 21, 2003, the underwriters of the follow-on public offering exercised in full and closed the sale of their over-allotment option to purchase an additional 750,000 shares of the Company’s common stock at $11.00 per share, less the applicable underwriting discount, all of which represented shares offered by selling shareholders. The Company received approximately $29,000 from the exercise of options relating to certain shares included in the over-allotment option. The Company did not receive any proceeds from the sale of the additional shares.

Sale and Conversion of Preferred Stock
On February 22, 2002, certain existing stockholders and their affiliates (the “Purchasers”) made a $5.0 million investment in Encore Capital Group, Inc. Immediately prior to such investment, the Purchasers beneficially owned in excess of 50% of the Company’s common stock on a collective basis. In a related transaction, one of the Company’s principal lenders, ING Capital LLC (“ING”), forgave $5.3 million of outstanding debt and reduced its warrant position by 200,000 warrants. The debt forgiveness was recorded net of the debt discount related to the warrants cancelled and deferred loan costs totaling $0.6 million in the aggregate. The net $4.7 million effect of the debt forgiveness was recorded by the Company as a capital contribution since it was facilitated by various equity holders of the Company through their relationship with ING. This relationship resulted from prior investment banking and financial advisory services rendered to such equity holders by ING and its affiliates. The Purchasers received 1,000,000 shares of the Company’s Series A Senior Cumulative Participating Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $5.00 per share for $5.0 million in cash. The Company received $5.0 million less $0.4 million of costs associated with the issuance. Each share of Series A Preferred Stock was convertible at the option of the holder, at any time, into 10 shares of common stock at a conversion price of $0.50 per share of common stock, subject to customary anti-dilution adjustments. The Series A Preferred Stock had a cumulative dividend, payable semi-annually.

On October 1, 2003, concurrent with the Company’s follow-on public offering, all the holders of the Series A Preferred Stock converted their shares into 10.0 million shares of common stock pursuant to an agreement executed between the holder of such shares and the Company. All accrued and unpaid dividends totaling $63,889 were paid at the time of the conversion and the holders of the Series A Preferred Stock did not pay or receive any other consideration in connection with the conversion.

Note 6: Income Taxes

The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2004	2003	2002

Current expense:
Federal	$11,952	$3,628	$-
State	2,903	1,919	531

	14,855	5,547	531

Deferred expense (benefit):
Federal	639	5,114	(5,766)
State	176	342	(468)

	815	5,456	(6,234)

	$15,670	$11,003	$(5,703)

The Company had Federal, Arizona state, and California state net operating loss carry-forwards of approximately $13.3 million, $3.3 million and $3.2 million, respectively, as of December 31, 2002. The Company utilized all of its Federal and Arizona state net operating loss carry-forwards during 2003. The state of California suspended the ability to utilize net operating loss carry-forwards until 2004, at which time they were fully utilized.

The components of deferred tax assets and liabilities consist of the following as of December 31 for the years presented (in thousands):

	2004	2003

Deferred tax assets:
Net operating losses	$-	$186
State tax deductions	280	407
Accrued expenses	712	416
Contributions to non qualified plan	943	491
Differences in income recognition
related to receivable portfolios
and retained interest	2,942	3,246

	4,877	4,746
Less valuation allowance	-	(186)

	4,877	4,560

Deferred tax liabilities:
Contingent interest expense	3,071	2,603
Deferred court costs	720	517
Difference in basis of depreciable assets	608	-
Unrealized gain on retained interest
in securitized receivables	-	14
Other	117	68

	4,516	3,202

Net deferred tax asset	$361	$1,358

The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate of 35% per annum for the year ended December 31, 2004 and 34.0% per annum for the years ended December 31, 2003 and 2002 were as follows (in thousands):

	2004	2003	2002

Computed "expected" federal income tax expense	$13,596	$10,004	$2,749
Increase (decrease) in income taxes resulting from:
State income taxes, net	2,226	1,561	63
Gain on debt forgiveness	-	-	1,633
Other adjustments, net	34	(562)	(261)
Decrease in valuation allowance	(186)	-	(9,887)

	$15,670	$11,003	$(5,703)

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2001, the Company believed that some uncertainty existed with respect to the future utilization of net operating losses and other deferred tax assets; therefore, the Company provided a valuation allowance relating to such items arising in 2001. For the year ended December 31, 2001, the net deferred taxes were zero after the application of the valuation allowance. For the year ended December 31, 2002, the Company determined that the utilization of net operating loses and other deferred tax assets were more likely than not, and therefore removed all but $0.2 million of the valuation allowance. The change in the valuation allowance resulted in the recognition of a current tax benefit in the amount of $9.9 million during the year ended December 31, 2002. This current tax benefit combined with a deferred tax expense, resulted in a net deferred tax benefit of $6.2 million for the fourth quarter of 2002.

Note 7: Litigation Settlement

On March 21, 2003, certain of the Company’s subsidiaries entered into a settlement agreement with a large credit card issuer in connection with the lawsuit filed against it in February 2001. Pursuant to the terms of the settlement (the “Litigation Settlement”), the large credit card issuer paid the Company $11.1 million on April 4, 2003 in full and complete satisfaction of the claims. The net proceeds of $7.9 million, which is net of litigation expenses and attorneys’ fees, were used to repay debt.

During the first quarter of 2003, the Company recorded a net gain of $7.2 million, which was comprised of the net proceeds of $7.9 million, reduced by the remaining carrying value of the related receivable portfolios as of March 31, 2003, which was $0.7 million.

Note 8: Commitments and Contingencies

Litigation
On October 18, 2004, Timothy W. Moser, a former officer of the Company, filed an action in the United States District Court for the Southern District of California against the Company, and certain individuals, including several of the Company’s officers and directors. On February 14, 2005 the Company was served with an amended complaint in this action alleging defamation, intentional interference with contractual relations, breach of contract, breach of the covenant of good faith and fair dealing, intentional and negligent infliction of emotional distress and civil conspiracy arising out of certain statements in the Company’s Registration Statement on Form S-1 originally filed in September 2003 and alleged to be included in the Company’s Registration Statement on Form S-3 originally filed in May 2004. The amended complaint seeks injunctive relief, economic and punitive damages in an unspecified amount plus an award of profits allegedly earned by the defendants and alleged co-conspirators as a result of the alleged conduct, in addition to attorney’s fees and costs. The Company believes the claims are without merit and will vigorously defend the action. Although the outcome of this matter cannot be predicted with certainty, management does not currently believe that this matter will have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Fair Debt Collection Practices Act (“FDCPA”) and comparable state statutes may result in class action lawsuits, which can be material to the Company due to the remedies available under these statutes, including punitive damages. The Company has recently experienced an increase in the volume of such claims, which we believe reflects the trend in our industry. Management is aware of approximately 10 cases styled as class actions that have been filed against the Company, although the Company has not been served in all of these cases. To date, no class has been certified in any of these cases. The Company believes that these cases are without merit and intend to vigorously defend them. However, several of these cases present novel issues on which there is no legal precedent. As a result, the Company is unable to predict the range of possible outcomes.

There are a number of other lawsuits or claims pending or threatened against the Company. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct or improper reporting of credit information by the Company or its employees. Although litigation is inherently uncertain, based on past experience, the information currently available, and the possible availability of insurance and/or indemnification from originating institutions in some cases, management of the Company does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company’s consolidated financial position or results of operations in any future reporting periods.

Leases
The Company leases office facilities and equipment in Phoenix, Arizona and in San Diego, California. The leases are structured as operating leases, and the Company incurred related rent expense in the amounts of $1.1 million, $1.0 million and $1.3 million during 2004, 2003 and 2002, respectively.

Commitments for future minimum rentals as of December 31, 2004 are presented below for the years ending December 31 (in thousands):

2005	2006	2007	2008	2009	> 2009	Total

$1,161	$1,255	$1,321	$1,231	$979	$5,598	$11,545

The Company leases certain property and equipment through capital leases. These long-term leases are non-cancelable and expire on varying dates through 2008. At December 31, 2004 and 2003, the cost of assets under capital leases was $1.3 million for each year. The related accumulated amortization as of December 31, 2004 and 2003 was $1.1 million and $0.8 million, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31 (in thousands):

2005	2006	Total	Interest¹	Principal

$208	$69	$277	$(16)	$261

        1 This amount represent interest at 8.76% per annum

Employee Benefit Plans
The Company maintains a 401(k) Salary Deferral Plan (the“Plan”) whereby eligible employees may voluntarily contribute up to a maximum percentage of compensation, as specified in Internal Revenue Code limitations. The Company may match a percentage of employee contributions at its discretion. Employer matching contributions and administrative costs relating to the Plan totaled $0.6 million, $0.5 million and $0.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Effective March 1, 2002, the Company adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. As of December 31, 2004, the plan assets and plan liabilities were each $2.4 million. As of December 31, 2003, the plan assets and plan liabilities were each $1.4 million. These amounts are included in the Company’s consolidated statement of financial condition in accrued liabilities and other assets. The use of plan assets is legally restricted to distributions to participants or to creditors in the event of bankruptcy.

Employment Agreements
In March 2002, the Company entered into employment agreements with two executive officers. Such agreements generally provide for one-year terms with automatic renewals and base compensation aggregating $0.7 million per annum, plus incentive compensation, as defined. The agreements provide for severance payments over periods between one year and one and a half years upon termination without cause, as defined. In addition, the Company entered into an agreement with an employee defining severance payments in the event of a termination or change in control of the Company. Such agreement calls for potential aggregate payments of up to $0.3 million, plus incentive compensation, as defined.

Self Insured Health Benefits
Effective June 1, 2003, the Company established a self-insured health benefits plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $40 thousand per employee per year, and $1.6 million per year in the aggregate, subject to adjustment as defined. As of December 31, 2004, the Company recorded a reserve for unpaid claims in the amount of $0.4 million in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at June 1, 2003 to December 31, 2004.

Self Insured Workers Compensation Plan
Effective November 1, 2003, the Company established a self-insured workers compensation plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $350 thousand per employee per occurrence, and $1.3 million per year in the aggregate, subject to adjustment as defined. As of December 31, 2004, the Company recorded a reserve for unpaid claims in the amount of $0.6 million in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at November 1, 2003 to December 31, 2004.

Purchase Concentrations
The following table summarizes the concentration of our purchases by seller by year for the following periods, adjusted for put-backs, account recalls and replacements (in thousands, except percentages):

Concentration of Initial Purchase Cost by Seller

For the Years Ended December 31,

	2004		2003		2002		Total
	Cost	%	Cost	%	Cost	%	Cost	%

Seller 1[2]	$20,454	19.8%	$30,420	33.9%	$20,223	32.4%	$71,097	27.8%
Seller 2	1,647	1.6%	23,614	26.3%	5,214	8.3%	30,475	11.9%
Seller 3	-	0.0%	3,862	4.3%	23,463	37.5%	27,325	10.7%
Seller 4	21,300	20.6%	-	0.0%	-	0.0%	21,300	8.3%
Seller 5	17,624	17.1%	-	0.0%	-	0.0%	17,624	6.9%
Seller 6	15,063	14.6%	-	0.0%	-	0.0%	15,063	5.9%
Seller 7	-	0.0%	9,458	10.5%	-	0.0%	9,458	3.7%
Seller 8	3,647	3.5%	2,542	2.8%	1,784	2.9%	7,973	3.1%
Seller 9	-	0.0%	6,364	7.1%	-	0.0%	6,364	2.5%
Seller 10	2,522	2.4%	-	0.0%	2,641	4.2%	5,163	2.0%
Other	21,117	20.4%	13,574	15.1%	9,200	14.7%	43,891	17.2%

	103,374	100.0%	89,834	100.0%	62,525	100.0%	255,733	100.0%

Adjustments¹	(667)		(919)		(1,019)		(2,605)

Cost, net	$102,707		$88,915		$61,506		$253,128

        1Adjustment for put-backs, account recalls and replacements.
        2Purchases from Seller 1 were conducted under a forward flow arrangement that was not renewed for 2005.

Note 9. Quarterly Information (Unaudited)

The following table summarizes quarterly financial data for the periods presented (in thousands, except per share amounts):

	Three Months Ended

	March 31	June 30	September 30	December 31

2004
Gross collections	$63,996	$57,401	$59,904	$53,375
Revenues	42,387	43,586	46,523	45,979
Total operating expenses	23,316	25,435	28,315	27,923
Net income	6,016	5,595	5,882	5,683
Basic earnings per share	0.27	0.25	0.27	0.26
Diluted earnings per share	0.26	0.24	0.25	0.24

2003
Gross collections	$47,083	$46,650	$49,095	$47,691
Revenues	28,123	28,391	29,539	31,449
Total operating expenses	17,391	18,293	19,467	19,829
Net income	8,166	3,309	3,104	3,841
Basic earnings per share	1.09	0.43	0.40	0.18
Diluted earnings per share	0.44	0.17	0.15	0.16